UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 1st, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (July 3, 2023).

Exhibit 99.2	INEOS and TotalEnergies Further Integrate their Petrochemical Assets in Eastern France (July 5, 2023).

Exhibit 99.3	Algeria: TotalEnergies Strengthens its Gas Partnership with Sonatrach and Extends it to Renewables (July 10, 2023).

Exhibit 99.4	TotalEnergies Announces Start of Production in the Absheron Gas Field in Azerbaijan (July 10, 2023).

Exhibit 99.5	Disclosure of Transactions in Own Shares (July 10, 2023).

Exhibit 99.6	TotalEnergies Wins Two Maritime Leases to Develop two Giga Offshore Wind Farms in Germany (July 12, 2023).

Exhibit 99.7	United States: TotalEnergies and its Partners Make the Final Investment Decision of the RGLNG Project in Texas (July 13, 2023).

Exhibit 99.8	TotalEnergies, Aramco and SABIC complete MENA region’s first processing of oil from plastic waste at scale to make certified circular polymers (July 17, 2023).

Exhibit 99.9	Disclosure of Transactions in Own Shares (July 17, 2023).

Exhibit 99.10	Turkey: TotalEnergies partners with Rönesans Holding to develop renewable energy in the country (July 24, 2023).

Exhibit 99.11	Electricity: TotalEnergies Fully Acquires Total Eren After a Successful Strategic Alliance of Five Years (July 25, 2023).

Exhibit 99.12	Second Quarter and First Half 2023 Results (July 27, 2023).

Exhibit 99.13	TotalEnergies announces the second interim dividend of €0.74/share for fiscal year 2023, an increase of 7.25% compared to 2022 (July 27, 2023).

Exhibit 99.14	Financial Report – 1st half 2023 (July 28, 2023)

Exhibit 99.15	Disclosure of Transactions in Own Shares (July 31, 2023)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: August 1st, 2023	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer